January 5, 2012

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington D.C. 20549

Re:   Solar Energy Initiatives, Inc. Form 10-K for the Fiscal Year Ended July 31, 2011 Filed November 15, 2011 File No. 333-148155

Dear Mr. Vaughn,

We have reviewed your comments and have the following responses:

Form 10-K for the Fiscal Year Ended July 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.          We note from page F-2 and F-5 that you have restated your fiscal 2010 financial statements to consolidate Martin’s Creek NC, LLC. Please have your auditor modify its report to add an explanatory paragraph that indicates that the fiscal 2010 financial statements have been restated. Refer to PCAOB Interim Auditing Standard AU 508.11.

Response: We will have our auditors modify its report to add an explanatory paragraph indicating that the fiscal 2010 financial statements have been restated and file the amendment 10K by January 20, 2012.

Notes to Consolidated Financial Statements, page F-7

2.          Further to the above, please revise your notes to include the disclosures outlined 250-10- 50-7 through 50-10 of the FASB Accounting Standards Codification related to your restatement to consolidate Martin’s Creek NC, LLC within your fiscal 2010 financial statements.

Response: We will revise our notes to include the disclosures outlined in 250-10-50-7 through 50-10 of the FASB Accounting Standards Codification relating to the restatement and file the amended 10k by January 20, 2012.

In responding to your comments, we are providing a written statement from the company acknowledging that:

-          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephen Fleming, our attorney, with any further comments. Mr. Fleming can be reached at 516-833-5034.

Sincerely,

/s/David Fann

David Fann

Chief Executive Officer